

January 10, 2024

Siu Ming Law
Executive Director and Chief Executive Officer
Great Restaurant Development Holdings Ltd
Ground Floor and 1st Floor
No. 73 Chung On Street
Tsuen Wan, New Territories
Hong Kong

> **Re: Great Restaurant Development Holdings Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted December 29, 2023**
> **CIK No. 0001990643**

Dear Siu Ming Law:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1, Submitted December 29, 2023

Index to Consolidated Financial Statements, page F-1

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William S. Rosenstadt